EXHIBIT 99.1

Hydrogenics to Supply 1MW PEM Electrolyzer to European Consortium

Will Generate Methanol Using Captured Carbon Dioxide and Renewable Electricity

MISSISSAUGA, Ontario, Jan. 26, 2015 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based fuel cell power modules, today announced that it will supply a 1MW electrolyzer and provide engineering expertise to a consortium of companies working on the European project "MefCO2" (methanol fuel from CO2) in Germany. The application will take excess electricity from intermittent renewable energy sources, generate green hydrogen, and then create methanol using a low-carbon footprint production plant and carbon dioxide emissions from an existing coal-fired power plant.

"This project will use our most advanced PEM technology, developed specifically for utility-scale Power-to-Gas applications, and turn carbon dioxide into energy," said Daryl Wilson, CEO of Hydrogenics. "Methanol production from green hydrogen represents a very promising way to 'decarbonize' parts of the traditional fuel industry as well as chemical sector. Hydrogenics looks forward to the results of this energy storage demonstration project to further broaden the market for our electrolyzer technology in the production of renewable fuels."

The facility will capture carbon dioxide from the emissions of a coal-fired power plant in Essen, Germany owned by STEAG Gmbh, which operates a number of regional power plants and distributed energy facilities. Hydrogenics will provide a 1 MW electrolyzer that, powered by intermittent renewable energy, will produce 200 cubic meters of hydrogen per hour. The hydrogen and captured carbon dioxide will then be catalytically converted into methanol, a common chemical feedstock used in gasoline blending, for biodiesel production, and the manufacture of chemical derivatives.

The MefCO2 consortium consists of Mitsubishi Hitachi Power Systems Europe, the Laboratory of Catalysis and Reaction Engineering of the National Institute of Chemistry Slovenia, the Cardiff Catalysis Institute, Carbon Recycling International, the University of Genoa, the University of Duisburg Essen, i-Deals, and Hydrogenics. The project has a budget of 11 million Euros and is partially funded by a grant from the EU Horizon2020 research program* managed by the Spire public private partnership. The project will last three to four years and involves the design, building and testing of systems to demonstrate the utilization of surplus and intermittent renewable energy sources and waste CO2 for the production of methanol.

* The project "Synthesis of Methanol from Carbon Dioxide captured using Surplus Electricity" is funded under the EU SPIRE2 - Horizon 2020 fund under the Grant agreement no: 637016.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com